July 17, 2017
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Barbara Jacobs
Cecilia Blye
Pradip Bhaumik

Re:    Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2017
Filed March 21, 2017
File No. 0-14338

Ladies and Gentlemen:

Autodesk, Inc. (“Autodesk,” the “Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 28, 2017, relating to Autodesk’s Form 10-K for the fiscal year ended January 31, 2017 (File No. 000-14338) originally filed with the Commission on March 21, 2017 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended January 31, 2017

General

1.
You state on page 8 and elsewhere in the Form 10-K that you operate in the Middle East and Africa, regions that include Syria and Sudan. Syria and Sudan are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Syria and Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria and Sudan, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. You should describe any products, technology or services you have provided into Syria or Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

The Company is a global provider of 3D computer-aided design, engineering and entertainment software, which it distributes primarily through a network of direct and indirect channel partners. The Company is committed to complying with U.S. export control and economic sanctions regulations. The Company has a trade compliance program designed to prevent the unauthorized sale, export or re-export of its products and the diversion of those products to Iran, Sudan, Syria and any other country designated by the State Department as a state sponsor of terrorism. The Company does not, and does not permit its channel partners to, distribute its products to Iran, Sudan or Syria except as permitted by applicable law and regulation.

The Company has no known direct or indirect past, current or anticipated contacts with Iran, Sudan or Syria. To the best of its knowledge, the Company has not directly or indirectly provided products, technology or services to Iranian-, Sudanese- or Syrian-domiciled companies, persons, or governmental institutions or any entities that they control. Further, the Company has no known agreements, arrangements or other contacts with the governments of Iran, Sudan or Syria or entities they control. The Company does have limited indirect contacts with South Sudan, a separate country that is not designated as a state sponsor of terrorism. These contacts are the result of transactions between the Company’s channel partners and customers - primarily international humanitarian aid organizations - located in South Sudan. The customers are contractually prohibited from using our products in violation of U.S. export laws.

2.
You disclose on page 50 in the Form 10-Q for the quarterly period ended April 30, 2017, that you filed a Voluntary Self Disclosure with OFAC in December 2016, with respect to the sale of certain licenses that may have been made in potential violation of U.S. export control and economic sanctions laws. Please briefly describe the referenced sales to us, including whether they related to Sudan and/or Syria.

The Company respectfully advises the Staff that the referenced sales do not relate to Iran, Sudan or Syria.

The Company maintains a robust global compliance program that undergoes regular review and improvement. The compliance program, among other things, uses industry-leading automated screening technology to regularly screen customer accounts against embargoed locations and against applicable U.S. and international sanctions lists; the Company’s technical systems are designed to prohibit order fulfillment or product activation for accounts that have not cleared the export screen.

As part of its ongoing compliance efforts, the Company recently implemented several enhancements designed to address common technical limitations of third-party screening software. As a result of the system enhancements, the Company discovered a limited number of accounts belonging to entities subject to sanctions imposed by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”). Among these were a number of entities subject to OFAC’s “50% Rule.” The 50% Rule expands parties subject to sanctions beyond those parties published on sanctions lists to majority-owned subsidiaries of parties published on sanctions lists even if the majority-owned subsidiaries themselves do not appear on the published sanctions lists. The Company voluntarily notified OFAC of transactions totaling approximately $550,000 with these entities, which as disclosed above did not relate to Iran, Sudan or Syria.

3.
Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comments above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

As described above, the Company does not have any known contacts with Iran, Sudan or Syria. Accordingly, the Company does not believe that its security holders face a material investment risk, in either qualitative or quantitative terms, related to contacts with Iran, Sudan or Syria. Similarly, the Company does not believe that it faces a material risk with regard to investor sentiment directed toward companies that have operations associated with Iran, Sudan and Syria.

* * * * *

Please direct your questions or comments to Alan Smith at 415-507-7000. Thank you for your assistance.

Autodesk, Inc.

/s/ R. Scott Herren

R. Scott Herren
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

cc:    Steven E. Bochner, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
Douglas Schnell, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation